Exhibit 4. Organizational structure.

☒ Exhibit 4 is attached to and made a part of this Form NRSRO.

The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly, by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.

S&P Global Inc. provides credit ratings, benchmarks and analytics in the global capital and commodity markets, offering environmental, social and governance ("ESG") solutions, deep data and insights on critical economic, market and business factors.

SPGI's S&P Global Ratings business segment is comprised of independent providers of credit ratings, research, and analytics to investors, issuers and other market participants. This includes the NRSRO and certain other ratings-related businesses.

SPGI's other business segments are comprised of S&P Global Market Intelligence ("Market Intelligence"), S&P Global Commodity Insights ("Commodity Insights"), S&P Global Mobility ("Mobility"), S&P Dow Jones Indices ("Indices") and S&P Global Engineering Solutions ("Engineering Solutions").

- Market Intelligence is a global provider of multi-asset-class data and analytics integrated with purpose-built workflow solutions.
- Commodity Insights is the leading independent provider of information and benchmark prices for the commodity and energy markets.
- Mobility is a leading provider of solutions serving the full automotive value chain including vehicle manufacturers (OEMs), automotive suppliers, mobility service providers, retailers, consumers, and finance and insurance companies.
- Indices is a global index provider that maintains a wide variety of valuation and index benchmarks for investment advisors, wealth managers and institutional investors.
- Engineering Solutions is a leading provider of engineering standards and related technical knowledge.

****

Attached are the following:
   (1) SPGI Subsidiary List - subsidiaries of S&P Global Inc.
   (2) NRSRO Organization Charts

S&P Global Inc.
List of Subsidiaries
November 4, 2022

Listed below are the subsidiaries of S&P Global Inc. ("SPGI"), except certain inactive subsidiaries and certain other SPGI subsidiaries which are not included in the listing because considered in the aggregate they do not constitute a significant subsidiary of SPGI as of the date this list was compiled.

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
451 Research, LLC	Delaware, United States	100.00
Agra CEAS Consulting Bureau European de Recherches S.A	Belgium	81.85
Agra Ceas Consulting Limited	United Kingdom	81.82
AMM Holding Corp	Delaware, United States	91.90
Asia Index Private Limited	India	36.50
automotiveMastermind, Inc.	Delaware, United States	91.90
BBHCP CTI Holdco LLC	Delaware, United States	100.00
Bentek Energy LLC	Colorado, United States	100.00
BRC Ratings – S&P Global S.A. Sociedad Calificadora de Valores	Colombia	100.00
Cappitech Regulation Ltd	Israel	100.00
Carfax Advisory Services LLC	Delaware, United States	100.00
Carfax Canada ULC	Canada	100.00
Carfax Europe Gmbh	Germany	97.00
Carfax Historial de Vehículos, S.L.	Spain	97.00
Carfax Italia SRL	Italy	97.00
Carfax Nederlands B.V.	Netherlands	97.00
Carfax Sverige AB	Sweden	97.00
CARFAX Polska sp. z o.o.	Poland	97.00
Carfax, Inc.	Pennsylvania, United	100.00
Centerpoint Data, LLC	Delaware, United States	100.00
Coalition Development Limited	United Kingdom	66.72
Coalition Development Singapore Pte. Ltd.	Singapore	66.72
Commodity Flow Limited	United Kingdom	100.00
Compliance Technologies International LLC	Delaware, United States	100.00
CoreOne Technologies Belgium BVBA	Belgium	100.00
CoreOne Technologies Delta One Solutions Limited	United Kingdom	100.00
CoreOne Technologies DeltaOne Solutions Inc.	California, United States	100.00
CoreOne Technologies Holdings LLC	Delaware, United States	100.00
CoreOne Technologies LLC	Delaware, United States	100.00
Correctnet LLC	Delaware, United States	100.00
Crisil Irevna Argentina S.A.	Argentina	66.72
CRISIL Irevna Australia Pty Ltd	Australia	66.72
CRISIL Irevna Information Technology (Hangzhou) Company Ltd.	China	66.72
CRISIL Irevna Poland Sp z o.o.	Poland	66.72
CRISIL Irevna UK Limited	United Kingdom	66.72
CRISIL Irevna US LLC	Delaware, United States	66.72

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
CRISIL Limited	India	66.72
CRISIL Ratings Limited	India	66.72
CSM Asia LLC	Delaware, United States	100.00
CSM Worldwide Korea Yuhan Hoesa	Korea, Republic of	100.00
Data Logic Services Corporation	Texas, United States	100.00
Demeter Reports Limited	United Kingdom	100.00
DeriveXperts Limited	United Kingdom	100.00
DeriveXperts SAS	France	100.00
DisplaySearch LLC	Delaware, United States	100.00
DJI OpCo, LLC	Delaware, United States	73.00
Energy Publishing Pty Limited	Australia	100.00
F.O. Licht Zuckerwirtschaftlicher Verlag und Marktforschung GmbH	Germany	100.00
Global Mapping Strategies, Inc.	Michigan, United States	100.00
Greenwich Associates Canada, ULC	Canada	66.72
Greenwich Associates Japan K.K.	Japan	66.72
Greenwich Associates LLC	Delaware, United States	66.72
Greenwich Associates Singapore Pte. Ltd.	Singapore	66.72
Greenwich Associates UK Limited	United Kingdom	66.72
Grupo SPGI Mexico, S. de R.L. de C.V.	Mexico	100.00
Grupo Standard & Poor's S. de R.L. de C.V.	Mexico	100.00
H. Woodward and Son Limited	United Kingdom	100.00
Hemscott Americas, Inc.	Delaware, United States	100.00
Hemscott Limited	United Kingdom	100.00
i-Deal MP Ltd	United Kingdom	100.00
IHS (Beijing) Trading Company Ltd	China	100.00
IHS Australia Pty. Limited	Australia	100.00
IHS EMEA Holding SRL	Barbados	100.00
IHS Finance Unlimited Company	Ireland	100.00
IHS Global (Malaysia) Sdn Bhd	Malaysia	100.00
IHS Global (Thailand) Ltd	Thailand	100.00
IHS Global AB	Sweden	100.00
IHS Global ApS	Denmark	100.00
IHS Global AS	Norway	100.00
IHS Global B.V.	Netherlands	100.00
IHS Global Capital GmbH	Switzerland	100.00
IHS Global Colombia S.A.S.	Colombia	100.00
IHS Global Finance GmbH	Switzerland	100.00
IHS Global Funding GmbH	Switzerland	100.00
IHS Global FZ-LLC	United Arab Emirates	100.00
IHS Global GmbH	Germany	100.00
IHS Global Holding LLC	Delaware, United States	100.00
IHS Global Inc.	Delaware, United States	100.00
IHS Global Information Spain S.L.	Spain	100.00

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
IHS Global Investments GmbH	Switzerland	100.00
IHS Global Investments Limited	United Kingdom	100.00
IHS Global Investments LLC	Delaware, United States	100.00
IHS Global Limited	United Kingdom	100.00
IHS Global Limited L.L.C.	Qatar	100.00
IHS Global Limited Liability Company	Belarus	100.00
IHS Global Private Limited	India	100.00
IHS Global Pte Limited.	Singapore	100.00
IHS Global SAS	France	100.00
IHS Global sp. Z.o.o.	Poland	100.00
IHS Global Srl	Italy	100.00
IHS Global Taiwan Ltd.	Taiwan	100.00
IHS Group Holdings Limited	United Kingdom	100.00
IHS Herold Inc.	Connecticut, United States	100.00
IHS Holding Inc.	Delaware, United States	100.00
IHS Hong Kong Limited	Hong Kong	100.00
IHS Inc.	Delaware, United States	100.00
IHS Informacoes E Insight LTDA	Brazil	100.00
IHS Information and Insight (PTY) Ltd	South Africa	100.00
IHS International Holdings Limited	United Kingdom	100.00
IHS Markit Agribusiness Brazil Ltda.	Brazil	100.00
IHS Markit Agribusiness UK Limited	United Kingdom	100.00
IHS Markit Agribusiness US LLC	Delaware, United States	100.00
IHS Markit Asia Pte. Ltd.	Singapore	100.00
IHS Markit Benchmark Administration Limited	United Kingdom	73.00
IHS Markit Canada ULC	Canada	100.00
IHS Markit Equity Investments Limited	United Kingdom	100.00
IHS Markit Global Capital Ltd.	United Kingdom	100.00
IHS Markit Global Finance Limited	United Kingdom	100.00
IHS Markit Global Funding Limited	United Kingdom	100.00
IHS Markit Global Holding Inc.	Delaware, United States	100.00
IHS Markit Global Investments Limited	United Kingdom	100.00
IHS Markit Global Limited	United Kingdom	100.00
IHS Markit Global LLC	Delaware, United States	100.00
IHS Markit Global SARL	Switzerland	100.00
IHS Markit Global SRL	Barbados	100.00
IHS Markit Group (Australia) Pty Limited	Australia	100.00
IHS Markit Group (Hong Kong) Limited	Hong Kong	100.00
IHS Markit Group Equity Limited	United Kingdom	100.00
IHS Markit Group Holdings	United Kingdom	100.00
IHS Markit Healthcare Trustee Limited	United Kingdom	100.00
IHS Markit Holdings 2 Limited	United Kingdom	100.00
IHS Markit Holdings Limited	United Kingdom	100.00

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
IHS Markit Investments Limited	United Kingdom	100.00
IHS Markit Japan GK	Japan	100.00
IHS Markit Kazakhstan LLP	Kazakhstan	100.00
IHS Markit Korea Ltd.	Korea, Republic of	100.00
IHS Markit KY3P, LLC	Delaware, United States	64.00
IHS Markit KYC Services Limited	United Kingdom	100.00
IHS Markit Lending 1	United Kingdom	100.00
IHS Markit Lending 2 Limited	United Kingdom	100.00
IHS Markit Ltd.	Bermuda	100.00
IHS Markit North America Holdings Inc.	Delaware, United States	100.00
IHS Markit UK Investments Limited	United Kingdom	100.00
IHS Markit UK Services Limited	United Kingdom	100.00
IHS Markit US Holdings Ltd	Bermuda	100.00
IHSM EMEA Investment Ltd.	United Kingdom	100.00
IHSM Financing I Ltd	United Kingdom	100.00
IHSM Financing II Limited	United Kingdom	100.00
IHSM Funding Singapore Ltd.	United Kingdom	100.00
IHSM Global Holdings Ltd	United Kingdom	100.00
IHSM Group Finance GmbH	Switzerland	100.00
IHSM Holdings Germany Ltd.	United Kingdom	100.00
IHSM Holdings UK Ltd	United Kingdom	100.00
IHSM Investment UK Ltd.	United Kingdom	100.00
IHSM US Finance LP	Delaware, United States	100.00
IHSM US Funding HoldCo LLC	Delaware, United States	100.00
IHSM US Funding II LLC	Delaware, United States	100.00
IHSM US Funding LLC	Delaware, United States	100.00
iLevel Solutions Holdings, LLC	Delaware, United States	100.00
iLevel Solutions LLC	Delaware, United States	100.00
Infinity Acquisition Finance Corp.	Delaware, United States	100.00
Infinity Acquisition LLC	Delaware, United States	100.00
Infinity Intermediate Holdings LLC	Delaware, United States	100.00
Information Handling Services (Malaysia) Sdn. Bhd.	Malaysia	95.00
Information Handling Services Mexico, SA de CV	Mexico	100.00
Information Mosaic Limited	Ireland	100.00
Ipreo (Pty) Limited	South Africa	100.00
Ipreo Data Inc.	Delaware, United States	100.00
Ipreo Financing LLC	Delaware, United States	100.00
Ipreo Funding LLC	Delaware, United States	100.00
Ipreo Holdings LLC	Delaware, United States	100.00
Ipreo Hong Kong Ltd.	Hong Kong	100.00
Ipreo InSite, Inc.	Delaware, United States	100.00
Ipreo Japan LLC	Delaware, United States	100.00
Ipreo Limited	United Kingdom	100.00

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Ipreo LLC	Delaware, United States	100.00
Ipreo LTS Holdco, LLC	Delaware, United States	100.00
Ipreo LTS LLC	Delaware, United States	100.00
Ipreo UK Holdings Ltd.	United Kingdom	100.00
Ipreo US LLC	Delaware, United States	100.00
Ipreo Vision LLC	Delaware, United States	100.00
Iredell Holdco 1, LLC	Delaware, United States	100.00
Iredell Holdco 2, LLC	Delaware, United States	100.00
JOC Group Inc.	Delaware, United States	100.00
Kensho Technologies, LLC	Delaware, United States	100.00
Macroeconomic Advisers, LLC	Missouri, United States	100.00
Macroeconomic Consultants, Inc	Missouri, United States	100.00
Markit CTI Holdings LLC	Delaware, United States	100.00
Markit Economics Limited	United Kingdom	100.00
Markit EDM Limited	United Kingdom	100.00
Markit Equities Limited	United Kingdom	100.00
Markit Group Limited	United Kingdom	100.00
Markit India Services Private Limited	India	100.00
Markit Indices GmbH	Germany	73.00
Markit North America, Inc.	Delaware, United States	100.00
Markit N.V.	Netherlands	100.00
Markit On Demand Inc.	Delaware, United States	100.00
Markit Securities Finance Analytics Inc.	Delaware, United States	100.00
Markit Securities Finance Analytics Limited	United Kingdom	100.00
Markit Valuation Services Limited	United Kingdom	100.00
Markit Valuations Limited	United Kingdom	100.00
Markit WSO Corporation	Texas, United States	100.00
MarkitOne Holdings LLC	Delaware, United States	100.00
Panjiva, Inc.	Delaware, United States	100.00
Petroleum Industry Research Associates, Inc.	New York, United States	100.00
Platts (U.K.) Limited	United Kingdom	100.00
Platts Benchmarks B.V.	Netherlands	100.00
Platts Information Consulting (Shanghai) Co., Ltd	China	100.00
PointLogic LLC	Maryland, United States	100.00
Polk Carfax, Inc.	Michigan, United States	100.00
Premier Data Services, Inc.	Delaware, United States	100.00
Private Market Connect LLC	Delaware, United States	100.00
PT. IHS Markit Indonesia	Indonesia	100.00
Purvin & Gertz LLC	Texas, United States	100.00
R.L. 2015 LLC	Delaware, United States	100.00
R.L. Polk & Co.	Delaware, United States	100.00
R.L. Polk Australia Pty Ltd	Australia	100.00
Rushmore Associates Limited	United Kingdom	100.00

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
S&P Argentina LLC	Delaware, United States	100.00
S&P Capital IQ (India) Private Limited	India	100.00
S&P DJI Beijing Holdings LLC	Delaware, United States	73.00
S&P DJI Netherlands B.V.	Netherlands	73.00
S&P Dow Jones Indices LLC	Delaware, United States	73.00
S&P Global Alpha GmbH	Germany	100.00
S&P Global Asia Pacific LLC	Delaware, United States	100.00
S&P Global Asian Holdings Pte. Limited	Singapore	100.00
S&P Global Australia Pty Ltd	Australia	100.00
S&P Global Belgium SRL	Belgium	100.00
S&P Global Canada Corp.	Canada	100.00
S&P Global Capital Limited	United Kingdom	100.00
S&P Global Commodities UK Limited	United Kingdom	100.00
S&P Global Enterprises Limited	United Kingdom	100.00
S&P Global Equities SRL	Barbados	100.00
S&P Global Europe Luxembourg S.à r.l.	Luxembourg	100.00
S&P Global Europe SRL	Barbados	100.00
S&P Global European Holdings LLC	Delaware, United States	100.00
S&P Global European Holdings Luxembourg S.à r.l.	Luxembourg	100.00
S&P Global Evaluations Limited	United Kingdom	100.00
S&P Global Finance Luxembourg S.à r.l	Luxembourg	100.00
S&P Global France SAS	France	100.00
S&P Global Germany GmbH	Germany	100.00
S&P Global Holdings LLC	Delaware, United States	100.00
S&P Global Holdings Luxembourg S.à r.l.	Luxembourg	100.00
S&P Global Holdings UK Limited	United Kingdom	100.00
S&P Global Index Information Services (Beijing) Co., Ltd	China	73.00
S&P Global Indices Netherlands B.V.	Netherlands	73.00
S&P Global Indices UK Limited	United Kingdom	73.00
S&P Global Informacoes do Brasil Ltda.	Brazil	100.00
S&P Global International Holdings Limited	United Kingdom	100.00
S&P Global International LLC	Delaware, United States	100.00
S&P Global Investments Luxembourg S.à r.l.	Luxembourg	100.00
S&P Global Investments SRL	Barbados	100.00
S&P Global Italy S.r.l	Italy	100.00
S&P Global Korea Inc.	Korea, Republic of	100.00
S&P Global Limited	United Kingdom	100.00
S&P Global Market Intelligence (DIFC) Limited	United Arab Emirates	100.00
S&P Global Market Intelligence Argentina SRL	Argentina	100.00
S&P Global Market Intelligence Inc.	Delaware, United States	100.00
S&P Global Market Intelligence Information Management Consulting (Beijing) Co., Ltd.	China	100.00
S&P Global Market Intelligence LLC	Delaware, United States	100.00
S&P Global MI Information Services (Beijing) Co., Ltd.	China	100.00

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
S&P Global Netherlands B.V.	Netherlands	100.00
S&P Global Pakistan (Private) Limited	Pakistan	99.85
S&P Global Philippines Inc.	Philippines	100.00
S&P Global Ratings Argentina S.r.l., Agente de Calificacion de Riesgo	Argentina	100.00
S&P Global Ratings Australia Pty Ltd	Australia	100.00
S&P Global Ratings Europe Limited	Ireland	100.00
S&P Global Ratings Hong Kong Limited	Hong Kong	100.00
S&P Global Ratings Japan Inc.	Japan	100.00
S&P Global Ratings Maalot Ltd.	Israel	100.00
S&P Global Ratings Management Service (Shanghai) Co., Ltd.	China	100.00
S&P Global Ratings, S.A. de C.V.	Mexico	100.00
S&P Global Ratings Singapore Pte. Ltd.	Singapore	100.00
S&P Global Ratings UK Limited	United Kingdom	100.00
S&P Global Romania SRL	Romania	100.00
S&P Global SF Japan Inc.	Japan	100.00
S&P Global Sweden AB	Sweden	100.00
S&P Global Switzerland SA	Switzerland	100.00
S&P Global Technology Resources (India) LLP	India	100.00
S&P Global UK Holdings LLC	Delaware, United States	100.00
S&P Global UK Limited	United Kingdom	100.00
S&P Global Ventures Inc.	Delaware, United States	100.00
S&P India LLC	Delaware, United States	100.00
S&P OpCo, LLC	Delaware, United States	73.00
S&P Ratings (China) Co. Ltd.	China	100.00
S&P Trucost Limited	United Kingdom	100.00
Shanghai Panjiva Business Consulting Co. Ltd.	China	100.00
SNL Financial Australia Pty Ltd	Australia	100.00
SNL Financial ULC	Canada	100.00
SP Global Financial Iberia, S.L., Unipersonal	Spain	100.00
SPDJ Singapore Pte. Ltd	Singapore	73.00
SPDJI Holdings, LLC	Delaware, United States	100.00
Standard & Poor's Enterprises, LLC	Delaware, United States	100.00
Standard & Poor's Financial Services LLC	Delaware, United States	100.00
Standard & Poor's International Enterprises, LLC	Delaware, United States	100.00
Standard & Poor's International Services LLC	Delaware, United States	100.00
Standard & Poor's International, LLC	Delaware, United States	100.00
Standard & Poor's Ratings do Brasil Ltda	Brazil	100.00
Standard & Poor's South Asia Services Private Limited	India	100.00
Standard & Poor's, LLC	Delaware, United States	100.00
Taiwan Ratings Corporation	Taiwan	51.00
The Climate Service, Inc.	Delaware, United States	100.00
The Transaction Auditing Group Inc.	Nevada, United States	100.00
ThinkFolio Limited	United Kingdom	100.00

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
ThinkFolio Pty Ltd	South Africa	100.00
TRIS Corporation Limited	Thailand	5.00
TRIS Rating Co. Ltd.[1]	Thailand	51.55
Visallo, LLC	Delaware, United States	100.00

---

[1] This 51.55% interest reflects the total economic interest held by S&P Global Inc. in TRIS Ratings Co. Ltd. S&P Global Inc. does not have voting control of either TRIS Corporation Limited or TRIS Rating Co. Ltd.



S&P Global Ratings Managerial Structure

November 3, 2022

- President
  - Global Head of Credit Ratings, Methodologies, and Research
    - Global Head, Practices
      - Lead Analytical Managers – Corporates & Infrastructure
      - Lead Analytical Managers – Financial Services & Governments
      - Lead Analytical Managers – Structured Finance
      - Chief Analytical Officer/ Global Corporate Ratings
    - Global Chief Economist
    - Global Head of Analytical Research & Development
    - Global Head of Methodologies
    - Global Head of Analytical Business Operations & Controls
    - Global Head of Analytical Experience
    - Integration Lead
  - Chief Commercial Officer
    - Regional Heads
    - Sales Heads
    - MD – Business Transaction & Product Management
    - MD – Strategic Marketing
    - MD – Market Outreach
    - Global Head of Sustainable Finance Business & Innovation
    - Chief Decentralized Finance Officer [5]
    - Global Head of Strategy [5]
  - Global Chief Risk & Compliance Officer
    - DCO – Ratings / CCO – Americas
    - CCO – EMEA & India
    - CCO – APAC
    - Global Head of Regulatory Coordination
    - Global Head of Control, Monitoring & Examinations
    - Chief Matrix Officer
    - Global Head of Analytic Quality & Validation
    - Global Head of Risk & Internal Control
  - Ratings Chief Technology Officer
  - Chief Financial Officer [1]
  - SVP of People [1]
  - Head of Ratings Communications [1]
  - General Counsel [1]
  - MD, CEO CRISIL [3]

- EVP Chief Risk Officer, S&P Global [2]
- SVP & Chief Auditor S&P Global [4]

1 Support function reporting jointly to S&P Global Ratings President and S&P Global functional head.
2 Support function reporting directly to the S&P Global Chief Executive Officer.
3 For administrative purposes only. CRISIL is not a part of the NRSRO.
4 Reports to the Audit Committee of the S&P Global Board of Directors and administratively to the CEO of S&P Global.
5 Previously reported to S&P Global Ratings Chief Financial Officer.

S&P Global Ratings Departments



S&P Global Ratings

Credit Ratings, Methodologies, Research, Analytical Business Operations & Controls
- Corporates
- Infrastructure
- Financial Services & Governments
- Structured Finance
- Methodologies
- Analytics & Research
- Economics
- Analytical Research & Development
- Analytical Business Operations & Controls
- Analytical Experience

Commercial
- Regional Management
- Sales
- Business, Transaction & Product Management
- Strategic Marketing
- Market Outreach
- Sustainable Finance and ESG Coverage
- Decentralized Finance [3]
- Strategy [3]

Compliance & Risk

Ratings Technology

People Team [1]

Finance [1]

Legal & Regulatory Affairs [1]

Communications [1]

Internal Audit [2]

[1] Support function reporting jointly to S&P Global Ratings President and S&P Global functional head.
[2] Reports to the Audit Committee of the S&P Global Board of Directors and administratively to the CEO of S&P Global.
[3] Previously reported to S&P Global Ratings Chief Financial Officer.

S&P Global Ratings

S&P Global Ratings

NRSRO entities are shaded in blue.
Dated as of November 4, 2022

S&P Global Ratings (formerly named Standard & Poor's Ratings Services) - Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates. The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.



S&P Global Inc.
S&P Global Australia Pty Ltd 3
S&P Global Holdings LLC3
S&P Global International LLC3
S&P Global Ratings Maalot Ltd
S&P India LLC 3
Standard & Poor's Financial Services LLC
Standard & Poor's International, LLC 3
S&P Global Korea Inc.
S&P Global Ratings Australia Pty Ltd
S&P Global Holdings Luxembourg S.a.r.l 3
S&P Global Canada Corp.
Standard & Poor's Ratings do Brasil Ltda
Standard & Poor's South Asia Services Private Limited 7
BRC Ratings - S&P Global S.A. Sociedad Calificadora de Valores 2
S&P Global Ratings, S.A. de C.V.
99%
Grupo Standard & Poor's S de RL de C.V. 6
S&P Global European Holdings Luxembourg S.a.r.l 3
S&P Global Ratings Hong Kong Limited
50.99999%
Taiwan Ratings Corporation 4
S&P Global Ratings UK Limited
S&P Global Ratings Europe Limited 5
S&P Ratings (China) Co., Ltd.
S&P Global Asian Holdings Pte. Limited 3
CRISIL Limited 1
S&P Global Ratings Singapore Pte. Ltd.
S&P Global Ratings Japan Inc.
S&P Global SF Japan Inc.
TRIS Corporation Limited 3
5%
51%
TRIS Rating Co. Ltd.
49%
S&P Global Ratings Management Service (Shanghai) Co., Ltd
S&P Argentina LLC 3
0.03%
S&P Global Ratings Argentina S.R.L., Agente de Calificacion de Riesgo
99.97%

[1] Aggregate ownership of CRISIL Limited by S&P Global Inc. subsidiaries is 66.72%.

[2] The following entities also hold an ownership interest in BRC Ratings - S&P Global S.A. Sociedad Calificadora de Valores: Standard & Poor's LLC (1.98%), Standard & Poor's International Services LLC (1.98%), and S&P Global International LLC (1.01%).

[3] Holding company

[4] Also held 0.00001% by S&P Global Asian Holdings Pte. Limited.

[5] S&P Global Ratings Europe Limited operates branches in various locations, and like other NRSRO entities, may open additional branches from time to time.

[6] Grupo Standard & Poor's S de RL de C.V. is also owned 1% by Standard & Poor's International, LLC.

[7] Held 0.01% by S&P India LLC and 99.99% by S&P Global Inc.

S&P Global
Ratings